File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

RECEIVED
2006 OCT 25 P 3:

[redacted]	19 October 2006
Company	Securities and Exchange Commission
Fax no	+ 1 202 772 92 07
To	Special Counsel/Office of International Corporate Finance
From	Bodil Eriksson, Senior VP Communications & Investor Relations
No of pages (inclusive)	2

[redacted]

06017751

SCA

Re: Svenska Cellulosa Aktiebolaget SCA
Rule 12g3-2 (b) Exemption
File No. 82-763

SUPPL

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"SCA boosts production of green electricity"**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Bodil Eriksson

Charlotte Lundgren
/ Charlotte Lundgren

PROCESSED
OCT 31 2006
THOMSON
FINANCIAL

Encl.

10/30

S RELEASE

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com

SCA

SCA boosts production of green electricity

A new soda recovery boiler has been in operation at the Östrand pulp mill for one week. The boiler cost SEK 1.6 billion (approximately EUR 170m) and took two years to build. SCA can now increase its manufacture of paper pulp and Östrand can double its production of biofuel-based electricity.

The new recovery boiler and new turbine will enable Östrand to double its annual production of electricity. This will make Ostrand's sulphate pulp plant self-sufficient in electricity and the plant will at times also be able to sell electric power.

The recovery boiler went into operation on 9 October and production of electricity will start at the end of October when the turbine and generator go on stream.

The Ostrand pulp mill is located outside Sundsvall in Northern Sweden and produces chlorine-free, bleached sulphate pulp primarily for manufacture of publication papers and tissue, as well as chemical thermo-mechanical pulp (CTMP) for the manufacture of personal care and other products.

Stockholm, 19 October 2006
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information please contact
Pär Altan, Vice President Media Relations, +46 8 788 52 37, mobile +46 70 386 52 37

SCA is a global consumer goods and paper company that develops, produces and markets personal care products, tissue, packaging solutions, publication papers and solid-wood products. SCA creates value through knowledge of the needs of consumers and customers, regional presence and efficient production. Sales are conducted in some 90 countries and production in about 40 countries. Annual net sales exceed SEK 96 billion (EUR 11 billion). SCA had approximately 50,000 employees at the beginning of 2006. SCA shares are traded on the Stockholm, London and New York stock exchanges.